Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

February 12, 2009

Catalyst improves underlying financial results in 2008

Richmond, (BC) – Catalyst Paper (TSX:CTL) posted a net loss of $28.0 million ($0.08 per common share) before specific items in 2008, a significant improvement over the prior year’s net loss of $89.3 million ($0.42 per common share) before specific items.

Including after-tax impairment charges, primarily associated with the permanent closure of the Elk Falls sawdust pulp mill and white top linerboard operation, and an after-tax foreign exchange loss on the translation of US dollar-denominated debt, the net loss for 2008 was $221.1 million ($0.66 per common share) compared with a net loss of $31.6 million ($0.15 per common share) in 2007.

Sales revenues of $1,849.4 million compared favourably with revenues of $1,714.6 million in the prior year due to significant price increases for the company’s paper and pulp products in the early part of the year, as well as the acquisition of the Snowflake mill in April, 2008. EBITDA was $159.4 million in 2008 compared to $27.0 million in the prior year, driven by increased revenue and labour-cost savings from efficiency initiatives implemented in 2007 and further workforce reductions in 2008.

The recycled newsprint mill in Snowflake, Arizona contributed 215,200 tonnes to the company’s newsprint production during the year.  As of year-end, the company had achieved an annualized run rate of US$9.2 million in synergies from this acquisition.

The decision to permanently close pulp and white top linerboard operations at Elk Falls – necessitated by the unavailability of sawdust fibre supplies – was implemented during the fourth quarter.  The previous curtailment of the Elk Falls No. 1 paper machine was also made indefinite during the year, and curtailment across all operations and products totalled 361,100 tonnes.

“We made progress on our objective to improve financial, labour and operational efficiencies in 2008,” said President and CEO Richard Garneau. “The disciplined approach we have taken to eliminate unnecessary costs from the business helped the company adjust, in the fourth quarter, to the increasingly difficult economic and market conditions.”

Catalyst continued to be challenged during 2008 by rising energy prices and related input costs, as well as currency volatility.  Paper prices recovered in early 2008 from previous lows, as capacity kept pace with demand for most of the company’s grades.  Pricing momentum was undermined, however, by the widespread economic slowdown in the latter part of the year, and in particular by the steep decline in advertising spending.  Pulp prices were also high until declining rapidly in the last four months of the year.

Sales volumes were up for specialty printing papers, largely as a result of switching production from newsprint to uncoated grades, and average sales revenues were up $54 per tonne.  Newsprint sales volumes also increased, largely reflecting the Snowflake acquisition, and average sales revenues were up by $90 per tonne.  Pulp sales volumes were down, reflecting both the Elk Falls closure and market-related curtailment at Crofton in the fourth quarter, while average sales revenue per tonne was virtually unchanged.

Beyond operational rationalization, cost reductions through the year centered on the $80 per tonne labour-cost target.  A further reduction of approximately 390 positions, or 14 per cent, was implemented across the company’s operations, and additional labour-cost savings of approximately $48 million were realized.

New collective agreements reached with unions at all of the company’s Canadian paper mills in 2008 also include a commitment to complete plans which will assist the company in reaching its stated goal of an $80 per tonne labour-cost structure. Early conclusion of the agreement with union locals at Port Alberni was a key factor in the re-start of the A4 paper machine in May 2008.

Fourth quarter results were heavily impacted by deteriorating global economic conditions.  Negative impacts on pricing and demand were offset somewhat by a decline in the value of the Canadian dollar. Net earnings before specific items for the final quarter of the year were $9.3 million, compared to net earnings before specific items of $7.2 million in the third quarter.

Production curtailments taken in the fourth quarter of 2008 and announced for the first quarter of 2009 have removed approximately 35 per cent of Catalyst’s newsprint capacity, five per cent of its specialty papers capacity and 27 per cent of its market pulp capacity. An additional 30,000 to 35,000 tonnes of curtailment is expected to be necessary in the first quarter to maintain inventory at an appropriate level.  Based on current trends in advertising and paper consumption, we expect production curtailment to continue into the second quarter. Decisions on the extent of any further curtailments will be made as required based on market conditions at the time.

This highlights the competitive importance of further cost-structure improvements and discussions are underway with municipal governments in British Columbia on the need for major industry property tax reform to base the mill rate levied on the cost of municipal services consumed.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	Annual			2008
	2008	2007	2006	Total	Q4	Q3	Q2	Q1

Sales	$1,849.4	$1,714.6	$1,882.5	$1,849.4	$492.2	$504.8	$452.9	$399.5
Operating earnings (loss)	(157.4)	(149.4)	3.9	(157.4)	11.5	14.0	(153.3)	(29.6)
EBITDA [1]	159.4	27.0	211.0	159.4	64.7	53.1	29.5	12.1
– before specific items [1]	189.5	116.7	211.0	189.5	65.9	66.2	30.7	26.7
Net earnings (loss)	(221.1)	(31.6)	(15.9)	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)
– before specific items [1]	(28.0)	(89.3)	(25.0)	(28.0)	9.3	7.2	(22.7)	(21.8)
EBITDA margin [1]	8.6%	1.6%	11.2%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items [1]	10.2%	6.5%	11.2%	10.2%	13.4%	13.1%	6.8%	6.7%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.66)	$(0.15)	$(0.07)	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)
– before specific items [1]	(0.08)	(0.42)	(0.12)	(0.08)	0.02	0.02	(0.06)	(0.10)

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to 2008 Annual Management’s Discussion and Analysis – Section 10, “Non-GAAP Measures” for further details.

Further Detailed Results

This release, a summary slide presentation, and full annual report (MD&A, financial statements and accompanying notes) are available on our web site at Hwww.catalystpaper.com/InvestorsH.  The full annual report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual production capacity of 2.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Friday, February 13, 2009 at 11 a.m. ET, 8 a.m. PT to present the company’s fourth quarter and annual results. Media and other interested people may listen to the live broadcast at Hwww.catalystpaper.com/conferencecall.aspH.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, our ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in Catalyst’s management’s discussion and analysis for the year ended December 31, 2008 available at Hwww.sedar.comH.

Investors:	Media:

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4013	(604) 247-4713